

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 3, 2006

Mr. Peter Mak
Chief Financial Officer
New Dragon Asia Corporation
Suite 2808, International Chamber of Commerce Tower
Fuhua Three Road, Shenzhen, China

> **Re:** **New Dragon Asia Corporation**
> **Form 10-K for Fiscal Year Ended December 25, 2005**
> **Filed March 23, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Filed May 4, 2006**
> **Response Letter Dated July 14, 2006**
> **File No. 1-15046**

Dear Mr. Peter Mak:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 25, 2005

General

1. Please include your acknowledgements in your next response letter, as previously requested, to the items as set-forth in the paragraphs following our comments.

2. We note that you have proposed to expand or revise your disclosure in response to our prior comments 4, 5, 7, 9, 11, 12, and 19 which you have indicated will be incorporated into an amended filing of your Form 10-K. Although we do not object to the content of your proposed disclosure we will be unable to conclude on the adequacy of your response until you have submitted your amended filing.

Risks Associated with Doing Business in China, page 6

3.   We note your proposed disclosure in response to prior comment one. It appears
        you will need to expand your disclosure to address all the requirements of Rule
        12-04 of Regulation S-X regarding your condensed financial information. In this
        regard, but without limitation, we note that your balance sheet did not include
        total assets and we were unable to locate your presentation of results of operations
        along with the selected disclosure requirements. We reissue prior comment one
        in full.

4.   We note your response to prior comment two indicating that you will provide the
        requested risk factor and dividend policy disclosure that addresses restrictions on
        your ability to pay dividends. Please submit your proposed disclosure.

Management Discussion & Analysis and Financial Condition and Results of Operations,
page 12

5.   We note your response to prior comment three and are unable agree with your
        conclusion that eliminating reoccurring items such as interest expense from a
        performance measure is appropriate although you have not discretely labeled
        interest expense as "nonrecurring, infrequent or unusual". Also refer to Question
        8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial
        Measures on our website at:

               http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

Critical Accounting Policies, page 17

6.   We note your introductory language proposed in your response to prior comment
        six. However, your disclosures continue to exclude the specific instances where
        uncertainties exist in management's estimates. Specific instances might include
        assumptions management must apply in order to estimate net revenues,
        allowances, reserves or valuations of assets and liabilities. Accordingly, we
        reissue prior comment six in its entirety.

Consolidated Financial Statements

Note 1 Organization and Nature of Operations, page F-7

7.   We note your response to prior comment ten including your proposed
        consolidation policy disclosures. As previously requested   please confirm, if
        true, that you have no other interests in any other entity other than those you have
        listed in Note 1.

Note 3 Summary of Significant Accounting Policies

Property machinery and equipment, page F-9

8.   We note your proposed expanded disclosure in response to prior comment 13.
        Please expand your disclosure to specifically define what you mean by "lowest
        level."

Earnings per share, page F-10

9.   We note your proposed disclosure responding to prior comment 14 regarding your
        earnings per share computation. Please address the following.

        •   Please clarify and disclose why you believe the "if converted method" would
            not apply to your convertible securities in computing earnings per share, if
            that is your view. Refer to paragraph 26-29 of SFAS 128.

        •   Based on your conclusion that your preferred shares are temporary equity
            discounted by the value of warrants issued in connection with your preferred
            shares, as set forth in your response to prior comment 16, it would appear that
            the accreted preferential dividend should be included in income attributable to
            common shareholders. Refer to paragraph 9 of SFAS 128.

        •   We note your warrant roll forward disclosure set forth in response to prior
            comment 16. Please explain why the 2,075,000 outstanding warrants as of
            December 31, 2003 and 2004 are not included in your computation of
            earnings per share.

We note that you have determined that your preferred shares

Note 11 – Taxation, page F-13

10.   We note your proposed disclosure in response to prior comment 15 regarding
        your preferential tax rates and exemptions. It appears you will need to further
        clarify your disclosure to discretely indicate that the aggregate dollar amounts and
        per share effects are those specific to the special tax arrangements, if true.

Note 12 Convertible Preferred Stock, page F-14

11.   We note your response to prior comment 16 indicating that the Series A and B
        preferred shares are not within the scope of SFAS 150, and that your warrants
        should be accounted for as a derivative liability. We will not be in a position to
        fully evaluate your responses until you have provided us with restated financial
        statements and an amended document.

12.   Additionally, we note your response to prior comment 16 and are unable to agree
        with your conclusion that the conversion option of your Series A and B preferred
        shares is conventional convertible. In this regard we note that the conversion
        option includes a conversion price reset provision contingent on the price of
        subsequent equity sales which could result in the preferred shareholders realizing
        a value in a number of shares different from that at the date the preferred shares
        were issued. This provision does not appear to be a standard anti-dilution right.
        Refer to paragraph 4 of EITF 00-19 and EITF 05-02. As such, it appears that you
        will need to provide us with your analysis of paragraphs 12-32 of EITF 00-19
        evaluating whether the conversion option qualifies as permanent equity, as
        previously requested.

13.   We note you appear to have concluded that your warrants qualify as derivative
        liabilities based on the liquidating damage provision included in the registration
        rights agreement. Please specifically address and disclose your accounting policy
        related to liquidating damage provisions in your summary of significant
        accounting policies. Refer to EITF 05-04.

14.   We note your response to prior comment five which provides your proposed
        disclosure regarding the terms of your Series A and B preferred shares, and
        continue to note your proposed disclosure does not address all significant terms.
        For example, but without limitation, we note terms in your Certificates of
        Designation of Preferences, Rights and Limitations such as, liquidating damages
        associated with your registration rights and the five year and quarterly redemption
        terms. Please amend your filing and expand your disclosures accordingly.

Note 14 Warrants, page F-14

15.   We note your response to prior comment 17 indicating that you believe these
        warrants should be revalued at each reporting date until they are exercised.
        Please clarify whether these warrants were broker assisted cashless exercises as
        that term has specific meaning to a simultaneous exercise of options or warrants
        with the sale of the underlying stock in which the holder receives the residual
        cash proceeds. Refer to Appendix E of SFAS 123(R). Additionally, it is unclear
        why adjustments are necessary at each reporting date since these warrants appear
        to be exercisable at the date of grant with no further service requirements
        attributed to the holders.

16.   We note your proposed disclosure to prior comment 18 in which you indicate that the value of your warrants associated with the issuances of your preferred stock is being amortized to interest expense through the redemption date. Please clarify how this treatment is consistent with your determination that the preferred shares do not qualify as a liability but rather temporary equity. Please cite the specific authoritative accounting literature you relied upon supporting your conclusion.

Note 17 Commitments, page F-15

Annual fees

17.   We note your response to prior comment 20 suggesting that you do not share in the profit or loss of your three Chinese joint ventures. Please expand your disclosures of these arrangements and clarify the purpose and terms of these joint venture arrangements.

Form 10-Q for the Fiscal Quarter ended March 31, 2006

General

18.   Please revise your interim report on Form 10-Q as necessary to comply with all applicable comments written on your annual report above.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief